Exhibit 99.1

John Kaden Resigns from CannTrust’s Board of Directors

With Remediation Plan in Place, Company is Focused Upon Board Renewal

VAUGHAN, ON - October 28, 2019 /CNW/ – CannTrust Holdings Inc. (“CannTrust” or “the Company”, TSX: TRST, NYSE: CTST) announced that, following both the recent submission of its detailed remediation plan to Health Canada and the completion of its Special Committee’s independent investigation, the Company has begun the orderly process of renewing its Board of Directors. As part of this process, John T. Kaden has resigned from his position as Director.

Mr. Kaden is the co-Founder, Managing Partner, and Chief Investment Officer of Navy Capital Green Management LLC., a global investment firm specializing in the legal cannabis industry. He has resigned in order to focus fully on the demands of this role. Mr. Kaden was appointed to CannTrust’s Board of Directors in October 2018. In July 2019, Mr. Kaden was appointed to the Special Committee of Directors that was created to investigate the causes of the Company’s non-compliance with Health Canada regulations.

“John made significant contributions to CannTrust during his tenure,” stated Robert Marcovitch, CannTrust’s Chairman and interim Chief Executive Officer. “We deeply appreciate his dedication, in particular his enormous commitment as a member of the Special Committee over the past three months. With the completion of the Special Committee’s investigation and the submission of our detailed remediation plan to Health Canada, we are now focused on developing the foundation for CannTrust’s future, including a renewal of our Board of Directors.”

CannTrust has initiated a search for both Mr. Kaden’s replacement and additional new Directors. The Company has been engaging with several promising candidates who possess expertise in operations, compliance, governance, and regulated industries. The Company has also commenced a search for additional executive team members, including a permanent Chief Executive Officer.

“With its remediation plan now underway, I believe CannTrust is well positioned to fulfill its commitments to both bring the Company into full regulatory compliance and seek the full reinstatement of its licenses,” stated Mr. Kaden. “I was honoured to work with the Special Committee to help place CannTrust in this position.”

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release include statements relating to the return of the Company’s products, the Company’s performance under the Supply Agreement, the corrective actions being taken by the Company, and Health Canada’s pending determinations. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: actions taken in respect of the Company’s products by its customers and regulators; results of Health Canada’s investigation, including orders and compliance measures required by Health Canada and their impact on the operations, inventory, assets and financial condition of the Company; the Company’s implementation of remediation plans and related actions; regulatory approval; risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:

Media Relations: media@canntrust.ca

Investor Relations: investor@canntrust.ca